Exhibit 99.28

BURCON NUTRASCIENCE CORPORATION

Notice of Annual and Special Meeting of Shareholders
to be held on September 1, 2011

Management Proxy Circular

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	I

MANAGEMENT PROXY CIRCULAR	1

GENERAL PROXY INFORMATION	1
WHO CAN VOTE	1
HOW YOU CAN VOTE	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
EXERCISE OF DISCRETION	3
VOTES NECESSARY TO PASS RESOLUTIONS	3

MATTERS TO BE ACTED UPON AT THE MEETING	4
ELECTION OF DIRECTORS	4
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	10
AMENDMENTS TO THE 2001 SHARE OPTION PLAN	12
APPOINTMENT OF AUDITORS	16

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	17

CORPORATE GOVERNANCE DISCLOSURE	17
BOARD OF DIRECTORS	17
Directorships	18
Independent Director Meetings	18
Lead Director	19
Summary of Attendance of Directors	19
BOARD MANDATE AND ETHICAL BUSINESS CONDUCT	20
POSITION DESCRIPTIONS	20
ORIENTATION AND CONTINUING EDUCATION	20
NOMINATION OF DIRECTORS AND COMPENSATION	21
CORPORATE GOVERNANCE COMMITTEE	22
COMMERCIALIZATION COMMITTEE	22
CANOLA RESEARCH COMMITTEE	22
ASSESSMENT	23
OBJECTIVES FOR THE YEAR ENDING MARCH 31, 2012	23

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110	23
COMPOSITION OF THE AUDIT COMMITTEE	23
AUDIT COMMITTEE OVERSIGHT	24
PRE-APPROVAL POLICIES AND PROCEDURES	24
EXTERNAL AUDITOR SERVICE FEES	24

STATEMENT OF EXECUTIVE COMPENSATION	25
COMPENSATION DISCUSSION AND ANALYSIS	25
Base Salary	26
Incentive Stock Options	26
PERFORMANCE GRAPH	27
COMPENSATION OF EXECUTIVE OFFICERS	28
Summary Compensation Table	28
OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	29
Value Vested or Earned during Fiscal Year Ended March 31, 2011	29
EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS	29
ESTIMATED TERMINATION PAYMENTS	32

COMPENSATION OF DIRECTORS	32
Director Compensation	32
DIRECTOR COMPENSATION TABLE	32
OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	33
Value Vested or Earned during Fiscal Year Ended March 31, 2011	34

ADDITIONAL INFORMATION	34
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	34
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	35
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35
MANAGEMENT CONTRACTS	35
CONFLICTS OF INTEREST	35
INSURANCE	36

DIRECTORS’ APPROVAL	36

SCHEDULE "A"	A

AMENDED AND RESTATED 2001 SHARE OPTION PLAN	A

SCHEDULE "B"	B

BOARD OF DIRECTORS’ MANDATE	B

SCHEDULE “C”	C

CODE OF BUSINESS ETHICS AND CONDUCT	C

SCHEDULE "D"	D

AUDIT COMMITTEE CHARTER	D

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BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Burcon NutraScience Corporation’s (the "Corporation" or “Burcon”) Annual and Special Meeting (the "Meeting") will be held on September 1, 2011, at 10:00 a.m. (Vancouver time) in the Strategy Room 320 Room at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2011, together with the report of the auditors thereon;

c)	to elect directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)

to consider, and, if thought advisable, approve an ordinary resolution amending Burcon’s share option plan as more particularly set out in the attached management proxy circular (the "Management Proxy Circular");

f)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

g)	to consider any amendment to or variation of any matter identified in this Notice.

Our Management Proxy Circular, Annual Report and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting and the Annual Report includes the audited consolidated financial statements of the Corporation for the year ended March 31, 2011.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services

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Inc. at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia on July 20, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

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BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 20, 2011

The board of directors (the “Board”) of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual and special meeting of its shareholders (the "Meeting") to be held on September 1, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value. As of July 20, 2011, we had outstanding 29,971,074 Common Shares. Persons who on July 20, 2011 are recorded on our share register as holders of our Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

To the knowledge of our directors and officers, as of July 20, 2011, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares	Percentage of
	Held	Voting Shares
ITC Corporation Limited (a Bermuda Company)	6,303,775*	21%

Note:

*

4,507,109 of these shares are held by Large Scale Investments Limited and 1,796,666 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of ITC Corporation Limited (web site: www.itc.com.hk), a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

If you are an unregistered shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form or proxy form provided by your stock broker or financial intermediary. If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote. If you are unsure as to how to follow these procedures, please contact your stockbroker.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon. All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Operating Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon. You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting either by inserting such other person’s name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

A registered shareholder may revoke a proxy by

(a) providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b) providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c) providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d) any other manner provided by law.

Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy grants the nominees the discretion to vote on

(a)	each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b)	any amendment to or variation of any matter identified in the proxy, and

(c)	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

Burcon’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor. If there are more nominees for election as directors or appointment as Burcon’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Burcon’s Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors. The number of directors is fixed by the Board, and has been fixed at nine for the ensuing year. The term of office of each of the present directors expires at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management’s designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 20, 2011. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
Allan Yap, Chairman of the Board, Chief Executive Officer and Director, Hong Kong, China	Chairman and Chief Executive Officer of Burcon; President of Burcon Group Limited (investment company) until July 2007	Since November 3, 1998	1,333,666

(1)	The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
Johann F. Tergesen, President, Chief Operating Officer and Director, British Columbia, Canada	President and Chief Operating Officer of Burcon	Since November 3, 1998	275,902
Rosanna Chau, Director, Hong Kong, China	Deputy Chairman and Managing Director of ITC Corporation Limited (investment holding)	Since November 3, 1998	385,389
Paul Westdal, Director, Manitoba, Canada	President, Agri-Tec International Inc. (grain handling, storage and processing); Private Consultant; professional agrologist and member of Agricultural Institute of Canada	Since October 8, 1999	579,071*
Lawrence Wang, Director, Alberta, Canada	Professor Emeritus in the Department of Biological Sciences, University of Alberta since 2005; President and CEO, L&R Wang Enterprises Ltd. (sports/nutrition products); President and CEO, Canadian Cold Buster Ltd. (sports/nutrition products)	Since September 3, 2009	67,700#
David Lorne John Tyrrell, Director, Alberta, Canada	Canadian Institute of Health Research /Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT (biotechnology company in Edmonton) since 2004; Director, Glaxo Heritage Research Institute, University of Alberta since 1992; Professor of Medicine, Biochemistry and Medical Microbiology & Immunology, University of Alberta since 1982 & Chief Executive Officer, ViRexx Medical Corp. (Edmonton, Alberta based biotechnology company) from 2005 - 2007	Since December 1, 2009	NIL

*410,567 of these Shares are held by Pelican Pouch Inc., a company controlled by Paul Westdal.
#30,100 of these Shares are held by Canadian Cold Buster Ltd., a company controlled by Lawrence and Rosa Wang.

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
Alan Chan, Director, Hong Kong, China	Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010 and ITC Corporation Limited (investing holding) since March 2009; Alternate (non-executive) director to Dr. Chan Kwok Keung, Charles of PYI Corporation Limited since July 2010; Financial analyst of Goldman Sachs (Asia) L.L.C. in Hong Kong from July 2006 to January 2009	Since April 20, 2010	NIL
Matthew Hall, Director, British Columbia, Canada	Executive in Residence and member of Advisory Board, University of Victoria Peter B. Gustavson School of Business since May 2011; Associate, Goodbrand (Management Consultancy) since May 2011; Principal Consultant, Marketing, Communications and Sales at Matt Hall and Associates since April 2010; Managing Director/CEO, Food, Coffee and Beverages Division, Nestle U.K. from January 2008 to March 2010; Senior Vice President, Global Marketing, Communications and Sales, Vevey Switzerland at Nestle S.A. from April 2004 to December 2007	Since July 12, 2011	NIL

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
J. Douglas Gilpin, Nominee for Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services; Partner for 18 years at KPMG LLP (chartered accountants) until 1999.	N/A	NIL

Biographies of Directors

Allan Yap – Director, Chairman of the Board and Chief Executive Officer

Dr. Yap has over 28 years experience in finance, investment and banking. Dr. Yap was the President and a director of Burcon Group Limited from June 1998 to July 2007, a private company which is involved in real estate and other investments. Dr. Yap obtained his Honorary Doctor of Laws degree from the University of Victoria in 2001. Dr. Yap is the Chairman of Hanny Holdings Limited and was an executive director of Rosedale Hotel Holdings Limited (until May 2011) and See Corporation Limited (until June 2011), all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited. He is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is the executive chairman of PSC Corporation Ltd., Intraco Limited and Tat Seng Packaging Group Ltd., all of which are companies whose shares are listed on the Singapore Exchange Limited. In June 2011, Dr. Yap was appointed as alternate director to Dr. Charles Chan of Television Broadcasts Limited, a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

Johann F. Tergesen – Director, President and Chief Operating Officer

Mr. Tergesen was one of the founding shareholders of Burcon Capital Corp., which acquired B.M.W. Canola Inc. in October of 1999 and subsequently changed its name to Burcon NutraScience Corporation. Prior to his role as president and chief operating officer of Burcon NutraScience Corporation, Mr. Tergesen was vice president and treasurer of BurCon Properties Limited, a real estate development and ownership company with assets in excess of $3 billion. Mr. Tergesen has been with the Burcon group of companies since December of 1995. Prior to that, he was a manager in the corporate finance group of the Vancouver office of Coopers & Lybrand, Chartered Accountants. Mr. Tergesen holds a B.A. in economics from the University of Winnipeg, an M.B.A. from McGill University, and is a member of the Canadian Institute of Chartered Accountants.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited, an investment holding company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. She is responsible for ITC Corporation Limited’s operations and business development and has over 30 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor’s Degree in Commerce at the University of Alberta and a Master’s Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of

Hong Kong. She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Certified General Accountants’ Association of Canada. Ms. Chau is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong. She was a director of Oxford Properties Group Inc. from July 1995 to October 2001. Ms. Chau was a director of BurCon Properties Limited from July 1997 to May 1998.

Paul Westdal – Director

Mr. Westdal is a founder of B.M.W. Canola Inc., the Manitoba based company that developed the technology acquired by Burcon NutraScience Corporation in October 1999. Mr. Westdal is a professional agrologist, belonging to the Agricultural Institute of Canada. He is President of Agri-Tec International, a consortium of grain industry construction companies based in Winnipeg. Mr. Westdal was previously the Director of Marketing for the Canadian International Grains Institute and the Manager of the London, UK office of the Canadian Wheat Board. Mr. Westdal has over 32 years of experience marketing and developing sales of agricultural products around the world. Mr. Westdal holds Bachelor of Arts and Master of Science degrees from the University of Manitoba.

Lawrence Wang – Director

After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang undertook his graduate studies in the United States and finished his Masters degree in Biology at Rice University, Houston, Texas, and his Ph.D. degree in Animal Physiology at Cornell University in Ithaca, New York in the 1960’s. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. He is the inventor of the Canadian Cold Buster bar and the Access bar, patented products based on his 18 years of research on energy and fat metabolism.

Dr. Wang has received numerous awards including the Innovative Technology of the Year, Alberta Science and Technology Leadership Award (1992), the Gordon Royal Maybee Award from the Canadian Institute of Food Science and Technology (1992), Elected Fellow, Academy of Sciences, Royal Society of Canada (FRSC, 1993), the highest honor achievable by academics in Canada and the Friendship Award, Government of China, for service to eco-rehabilitation and poverty alleviation in rural China (2006).

David Lorne John Tyrrell – Director

Dr. D. Lorne Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by CIHR and Glaxo Canada, Dr. Tyrrell’s work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds 22 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 –2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004) and the Principal Award of the Manning Awards Foundation (2005). In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.

Alan Chan – Director

Mr. Chan is an executive director of ITC Corporation Limited and ITC Properties Group Limited. He is also an alternate (non-executive) director to Dr. Chan Kwok Keung, Charles, of PYI Corporation Limited, all in Hong Kong. At ITC Corporation Limited, Mr. Chan focuses on private equity, venture capital and corporate finance transactions across countries and industries. At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects across Asia. In addition, he is the lead in developing new policies for green and sustainable practices throughout the group. Mr. Chan is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong. Mr. Chan is also currently an advisor to the BEE Inc. (Bisagni Environmental Enterprise). Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia, with transactions ranging from US$500 million to US$5.6 billion. Mr. Chan is a graduate of Duke University majoring in Political Science – International Relations and minors in Philosophy and Economics.

Matthew Hall – Director

Matthew Hall is a marketing and consumer packaged goods veteran with unique expertise in step change marketing initiatives. Matt had a 31-year career with Nestle, the world’s largest food and beverages company. Having worked in several countries, including Nestle’s head office in Switzerland, Matt has gained extensive experience across continents, business functions and product categories. Matt has developed and implemented step change marketing, communications and sales capability initiatives, which were launched in Canada, rolled out globally and resulted in sustained growth and profit results for Nestle. As Managing Director/CEO, Food, Coffee and Beverages Division, Nestle U.K. from January 2008 to March 2010, Matt has initiated and implemented organizational re-designs and new product launches, introduced leading edge sustainability processes along with health, wellness and nutrition programs. Matt is currently an independent consultant, helping clients develop growth strategies and capabilities to become competitive, best-in-class organizations that work in sync to achieve their long-term vision.

J. Douglas Gilpin – Nominee for Director

Douglas Gilpin, C.A., ICD.D. retired from the partnership of KPMG LLP in 1999. In 2008, Mr. Gilpin received a Life Time Achievement Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner. He was a member of the KPMG’s National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years. Mr. Gilpin continues to consult on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the TSX. Mr. Gilpin has served as a director of Canada Health Infoway (“CHI”) and currently is a director of Afexa Life Sciences Inc. (“Afexa”), the makers of COLD-FX, where he served as lead director until June 2011 and as a director of The Institute of Health Economics of Alberta (“IHI”) and Alberta Innovates Technology Futures. He was the chair of the governance committee and a member of the audit committee of CHI, and is the Chair of the audit committee for each of Afexa and IHI. Mr. Gilpin is executive chair of The Inspections Group, a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta. Mr. Gilpin is a member of the Institute of Corporate Directors and recently received his ICD.D designation from the Institute.

Board Committees

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee and the nominating and compensation committee consist of Lorne Tyrrell, Lawrence Wang and Richard O’C. Whittall. The members of the corporate governance committee consist of Lawrence Wang, Paul Westdal and Richard O’C. Whittall. The Corporation also has a commercialization committee comprised of Johann Tergesen, Alan Chan and Richard O’C. Whittall. Finally, the Corporation has a canola research committee consisting of Lorne Tyrrell, Lawrence Wang and two employees of Burcon.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a)

is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

(b)

is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited ("ITC"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC.

Mr. J. Douglas Gilpin was a director of ViRexx Medical Corp. (“ViRexx”) until his resignation from the board of directors of ViRexx on September 14, 2008. On November 18, 2008, trading in ViRexx shares was suspended by the Alberta Securities Commission for failure to file interim unaudited financial statements, interim management discussion and analysis, and certification of interim filings for the interim period ended September 30, 2008. Similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Ontario and Quebec. On November 21, 2008, ViRexx announced that on October 16, 2008, ViRexx filed a Notice of Intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada). On December 11, 2008, ViRexx announced the granting of a court order to reorganize ViRexx and to approve the proposal in the proposal proceedings under the Bankruptcy and Insolvency Act (Canada) and the Business Corporations Act (Alberta). On December 23, 2008, ViRexx announced that in accordance with the order for reorganization in such proposal proceedings, Paladin Labs Inc. had become the sole shareholder of ViRexx and that ViRexx would be taking steps necessary to cease being a reporting issuer in Canada and the United States.

Amendments to the 2001 Share Option Plan

At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan, as amended (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire common shares of Burcon. The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance. Burcon has no other long term incentive plans.

Under the Plan, the total number of common shares which can be issued is 4,471,676, representing 14.9% of our issued and outstanding capital. As at the date of this Management Proxy Circular, a total of 2,555,277 options have been exercised and 1,875,354 stock options are issued and outstanding under the Plan representing 6.3% of our issued and outstanding capital. Of the total options outstanding, 1,537,500 options are granted to insiders representing 5.1% of our outstanding capital. Currently, 41,045 options are available for grant under the Plan representing 0.1% of the issued and outstanding common shares.

The Board is requesting that shareholders approve an ordinary resolution approving amendments to the Plan (the "Amended and Restated Plan") attached as Schedule "A" to this Management Proxy Circular. The proposed amendments deal with: (a) the conversion of the Plan from a "fixed" plan to a "rolling" plan; (b) allowing Service Providers up to 30 days after ceasing to be a Service Provider to exercise their options before the options are terminated; (c) allowing the transfer of options to a Service Provider's Registered Retirement Savings Plan, Registered Retirement Investment Fund and Tax Free Savings Account; (d) certain changes to withholding tax provisions to account for changes in the Income Tax Act with respect to employer's withholding and remittance obligations on option exercises; and (e) other minor "housekeeping" changes. The amendments are discussed in further detail below. To be effective, the resolution must be passed by a simple majority of the votes cast by shareholders present in person or by proxy at the Meeting. If the resolution to approve the Amended and Restated Plan is not approved by shareholders, the Plan will continue in place and options will continue to be granted pursuant to the terms of the Plan.

Burcon's current Plan is a fixed plan meaning that a fixed number of options, being 4,471,676 optioned shares can be issued. The number of options available for issuance is now 41,045. All increases in a plan's maximum are subject to shareholder approval. The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of common shares issuable under the Plan.

Since there are few options remaining available for grant, the Board has decided that it is in the best interest of the Corporation to amend the Plan and allow for more options to be granted ensuring that the principal purposes of the Plan to encourage equity participation while aligning the interests of Service Providers and shareholders continues. In considering such an amendment to the Plan, the Board decided that amending the Plan to make it a "rolling plan" would be the most advantageous for the Corporation. A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant. Shareholders are being asked to consider and, if thought fit, approve an ordinary resolution to amend the fixed plan and make it a 10% rolling stock option plan. The Amended and Restated Plan will permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares of Burcon from time to time. At present, Burcon has 29,971,074 common shares outstanding of which 10% is 2,997,107.

The following chart sets out the authorized, outstanding and available for issue number of options under the existing Plan and the Amended and Restated Plan:

	Authorized	Outstanding	Available for Issue
Plan	4,471,676	1,875,354	41,045
Amended and Restated Plan	2,997,107 (being 10% of the current number of outstanding common shares)	1,875,354	1,121,753 (being 3.7% of the current number of outstanding common shares)

The TSX requires that rolling plans, such as the proposed Amended and Restated Plan, be approved by shareholders every three years. Assuming that the Amended and Restated Plan is approved by shareholders and receives regulatory approval, the Amended and Restated Plan will become effective and all options granted as of and after shareholders' approval will be subject to the terms of the Amended and Restated Plan. Additionally, all existing issued and outstanding options under the Plan will be counted towards the 10% maximum under the Amended and Restated Plan. If the Amended and Restated Plan is not approved by shareholders, the Plan will continue in full force and effect.

Effective January 1, 2011, pursuant to the Income Tax Act, employers became required to deduct, withhold and remit taxes at the time an option is exercised. Essentially, employers are now required to arrange for sufficient cash to be withheld at the time of exercise in order to fulfill their deduction, withholding and remittance obligations. Although, the language of the Plan is broad enough to cover the change in income tax policy, the Board decided to incorporate some changes to reflect the new withholding and remittance obligations imposed on employers and have them incorporated in the Amended and Restated Plan and approved by shareholders.

The principal terms of the Amended and Restated Plan remain the same as the Plan. The material terms can be summarized as follows:

  The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the common shares then issued and outstanding on a non-diluted basis. Any increase in the issued and outstanding common shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

  The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation. For individual powers of the Board please see section 2.4 of the Amended and Restated Plan attached as Schedule "A" to this Management Proxy Circular;

  There continue to be the same limitations on option issuances. The limitations are unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed common shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed common shares at any time. As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

  Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non- assignable and non-transferable, however, the Board has added in language which allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

  The prohibitions that no vested option may be exercised after a Service Provider is no longer employed by Burcon, except in the case of death, retirement or the participant becoming totally disabled, have not been altered but the Board has included language which allows such Service Providers up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

  In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

  The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

  The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

  The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black-out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed; and

  Under the Amended and Restated Plan, the Board will continue to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature.

  The major differences between the Plan and the Amended and Restated Plan are:

  Rather than having 4,471,676 options available for issuance, the aggregate number of options that may be granted under the Amended and Restated Plan, shall not exceed 10% of the common shares then issued and outstanding on a non-diluted basis. Any increase in the issued and outstanding common shares will result in an increase in the number of optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the plan;

  Service Providers will have up to the lesser of 30 days after ceasing to be a Service Provider and the expiration of the term of the relevant options to exercise their options;

  Service Providers will be allowed to transfer their options to a registered retirement savings plan, registered retirement income fund or tax free savings account; and

  The language dealing with withholding taxes has been broadened to specifically contemplate how Burcon can satisfy its withholding obligations from any amount payable to a Participant as is required by law to be withheld or deducted upon an option exercise.

Shareholders are being asked to approve the adoption by Burcon of the Amended and Restated Plan by passing the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Amended and Restated Plan, a 10% rolling stock option plan, in the form approved by the Board and described in Burcon's Management Proxy Circular dated July 20, 2011 and its adoption by Burcon be and is hereby authorized and approved.

Pursuant to the requirements of the TSX, the Corporation is authorized to put forward the Amended and Restated Plan for re-approval by shareholders at a meeting of shareholders duly called at a date prior to the date which is three years from the date hereof.

Pursuant to the Amended and Restated Plan, the Corporation is authorized to reserve for issuance 10% of the common shares of the Corporation then issued and outstanding (on a non-diluted basis) from time to time.

The Corporation is authorized to make any necessary application to applicable regulatory authorities and to the TSX regarding the adoption of the Amended and Restated Plan, the continuation of all outstanding equity-based compensation previously granted under the Corporation's Plan and any matters contemplated in this resolution, and any such applications made prior to the date hereof, are hereby ratified, confirmed and approved.

The Board of Directors is authorized on behalf of the Corporation to make any amendments to the Amended and Restated Plan as may be required by regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the Amended and Restated Plan.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors. PwC has been Burcon's auditor since March l, 2001.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2011
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by Securityholders (see "Amendments to the 2001 Share Option Plan" above)	2,040,871	$6.94	41,045
Equity compensation plans not approved by Securityholders	Nil	N/A	None
Total	2,040,871	$6.94	41,045

The numbers in the above chart are as at March 31, 2011. As at the date of this Management Proxy Circular, a total of 2,555,277 options have been exercised and 1,875,354 stock options are issued and outstanding under the Plan representing 6.3% of our issued and outstanding capital. Of the total options outstanding, 1,537,500 options are granted to insiders representing 5.1% of our outstanding capital. Currently, 41,045 options are available for grant under the Plan representing 0.1% of the issued and outstanding common shares.

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular. National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) sets out corporate governance guidelines for public companies. The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders’ interests. Over the past fiscal year, Burcon continued to develop and implement corporate governance practices that are in line with the guidelines established in NP 58-201. Given the current stage of development of the Corporation, the Board considers that some of the guidelines in NP 58-201 are not suitable at this time and therefore, those guidelines have not been adopted. In the current fiscal year, the Corporation will continue to review its corporate governance practices and strives to further refine them in accordance with NP 58-201.

Board of Directors

Burcon's Board currently consists of nine directors. The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the nine nominees proposed for election at the Meeting, five of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101. The independent board members are Mr. Matthew Hall, Dr. D. Lorne Tyrrell, Dr. Lawrence Wang, Mr. Paul Westdal and Mr. Richard O’C. Whittall. Mr. J. Douglas Gilpin is also independent. Dr. Allan Yap and Mr. Johann Tergesen are not considered independent because they are officers of Burcon. Ms. Rosanna Chau is the Deputy Chairman and Managing Director and Mr. Alan Chan is an Executive Director of ITC Corporation Limited, which owns, directly or indirectly, approximately 21% of Burcon’s issued and outstanding Common Shares. As a result, they are not considered to be independent. During the year, ITC, through its subsidiary Burcon Group Limited, provided secretarial, administrative, legal and accounting services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as office space and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $206,340 (plus HST or GST, as applicable) for these services, office space and equipment rental for the year ended March 31, 2011.

The Corporation is a not a venture issuer pursuant to NP 58-201. The Board currently consists of nine directors, a majority of which are independent. Mr. Matthew Hall was appointed as an independent director of the Board on July 12, 2011. Prior thereto, the Board did not consist of a majority of independent directors. If the nine nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors. During the year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.

Directorships

The following table sets out the relationships of Burcon’s directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Allan Yap	Chairman of the Board of Directors, Hanny Holdings Limited
Chairman and Chief Executive Officer, China Enterprises Limited
Executive Chairman, Intraco Limited
Executive Chairman, PSC Corporation Ltd.
Executive Chairman, Tat Seng Packaging Group Ltd.
Alan Chan	Executive Director, ITC Corporation Limited Executive Director, ITC Properties Group Ltd. Alternate (non-executive ) Director to Dr. Chan Kwok Keung, Charles, PYI Corporation Limited
Rosanna Chau	Deputy Chairman and Managing Director, ITC Corporation Limited
Douglas Gilpin	Director, Afexa Life Sciences Inc.

Independent Director Meetings

At the January 27, 2010 meeting of the corporate governance committee of the Board, the directors of the committee agreed to encourage the Board to hold in-camera sessions for non-management directors at all future Board meetings. During the fiscal year, the Board held five board meetings. In-camera sessions comprised of non-management directors were conducted at two of those board meetings. In addition, the independent directors of the Board, comprised of Lorne Tyrrell, Lawrence Wang, Paul Westdal and Richard O’C. Whittall, held two separate meetings during the year. The Board believes the foregoing practices enable the independent directors to conduct open and candid discussions among them.

Lead Director

The Chairman of the Board is Dr. Allan Yap, who is also the Chief Executive Officer of the Corporation. Because Dr. Yap is not independent, Dr. Lawrence Wang was appointed as lead director of the Corporation on February 4, 2010. As lead director, Dr. Wang chairs Board meetings in Dr. Yap’s absence. Dr. Wang facilitates discussions among all directors during meetings and acts as liaison between the Board and management. He also works with management and receives input from directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2011.

Director	Board of	Audit Committee	Nominating and	Corporate Governance
	Directors		Compensation	Committee
Committee
	5 meetings	4 meetings	6 meetings	2 meetings
Allan Yap	1/5	N/A	N/A	N/A
Alan Chan(1)	4/5	N/A	N/A	N/A
Rosanna Chau	5/5	N/A	N/A	N/A
Dorothy Law(2)	1/5	N/A	N/A	N/A
Stuart MacGregor(3)	2/5	2/4	3/6	1/2
Johann F. Tergesen	5/5	N/A	N/A	N/A
David Lorne John Tyrrell(4) (5)	4/5	2/4	3/6	N/A
Paul Westdal(6)	5/5	N/A	N/A	1/2
Lawrence Wang	5/5	4/4	6/6	2/2
Richard O’C. Whittall	5/5	4/4	6/6	2/2

Notes:

(1)	Mr. Chan was appointed as a director of Burcon on April 20, 2010.

(2)	Ms. Law resigned from the Board on April 20, 2010. Her vacancy was filled by Mr. Alan Chan.

(3)	Mr. MacGregor was a director of Burcon until September 9, 2010.

(4)	Dr. Tyrrell was appointed as a member of the Audit Committee on September 9, 2010.

(5)	Dr. Tyrrell was appointed as a member of the Nominating and Compensation Committee on September 9, 2010

(6)	Mr. Paul Westdal was appointed as a member of the Corporate Governance Committee on September 9, 2010.

Board Mandate and Ethical Business Conduct

The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule “B”.

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the “Code”), a copy of which is attached to this Management Proxy Circular as Schedule “C”. All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code. The Board had previously delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. In February 2011, the Board transferred that authority to the corporate governance committee. The corporate governance committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the corporate governance committee. Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

Position Descriptions

The Board has not developed position descriptions for the Chairman of the Board nor the chair of each committee. Despite having no written descriptions, the Board believes that the Chairman of the Board and each committee, respectively, is sufficiently skilled through education and business experience to lead the Board or the respective committee and to implement the principles adopted in the Board mandate or each committee’s relevant committee charter.

The Board has not developed a position description for Dr. Allan Yap, the Chief Executive Officer of Burcon. Dr. Allan Yap is responsible for the overall strategic management of Burcon. Under the direction of Dr. Yap, the duties relating to Burcon’s day-to-day operations have been delegated to Mr. Johann F. Tergesen. On June 21, 2011, the Corporation entered into an employment agreement with Mr. Tergesen. See “Employment Contracts with Named Executive Officers”. His employment agreement sets out his duties as the Corporation’s President and Chief Operation Officer. Dr. Yap and Mr. Tergesen are charged with fulfilling the Corporations’ objectives. The Board believes that they are sufficiently skilled through their business experience to manage and provide direction to Burcon’s management to achieve these objectives.

Orientation and Continuing Education

New directors of Burcon are provided with orientation materials containing information on Burcon’s business, technology, financial information and the roles and responsibilities of directors. Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings. Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

Each committee of the Board has, with the input of committee members, developed and implemented a charter. Committee members are guided by its charter when fulfilling their roles. Committee members are also updated by management on legal or regulatory requirements specific to the committee’s area of focus. For example, during the past three years, audit committee members have been regularly updated by management and the Corporation’s auditors with respect to the requirement to change the Corporation’s financial statement reporting practices from Canadian generally accepted accounting principles to the new International Financial Reporting Standards that will be applicable to the Corporation commencing the current fiscal year ending March 31, 2012. The Corporation’s auditors also provide audit committee members with updates on emerging accounting, auditing and regulatory developments.

Nomination of Directors and Compensation

Burcon has a nominating and compensation committee comprised of Dr. Lorne Tyrrell, Dr. Lawrence Wang and Mr. Richard O’C. Whittall. All of the directors of the nominating and compensation committee are independent. Dr. Wang is the chair of the nominating and compensation committee. The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles. The duties and responsibilities of the nominating and compensation committee are:

  Determine remuneration and other benefits of the Corporation’s directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees;

  Recommend Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and

  As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the Committee, any other officers or employees of the Corporation.

During the year, the nominating and compensation committee worked with management and other directors to identify additional independent directors to serve on Burcon’s Board. All members of the Board are encouraged to recommend individuals they believe are suitable for the Corporation. After interviewing certain candidates, Mr. Matthew Hall was proposed for nomination and appointment by the nominating and compensation committee. On July 12, 2011, Mr. Matthew Hall was appointed as a director of the Board as an independent director to serve until the conclusion of the next annual meeting of shareholders. After interviewing Mr. J. Douglas Gilpin, the nominating and compensation committee also proposed his nomination to the board of directors. If elected at the Meeting, Mr. Gilpin will act as an independent director and fill the vacancy of Mr. Richard O’C. Whittall.

Burcon does not have a formal executive compensation program and relies on the recommendations of the nominating and compensation committee and Board discussion to determine executive compensation. The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2011. Each non-management director is paid an annual retainer of $7,500 and a fee of $750 per meeting for attendance at each Board or committee meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. During the year, directors of the nominating and compensation committee held six meetings to review compensation for management. As a result of the compensation committee’s efforts, Burcon entered into written employment contracts with three officers of the Corporation. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

Burcon has a corporate governance committee comprised of Dr. Lawrence Wang, Mr. Paul Westdal and Mr. Richard O’C. Whittall. All of the directors of the corporate governance committee are independent. Mr. Westdal is the chair of the corporate governance committee. The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles. The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters.

Commercialization Committee

On April 14, 2010, the Board established a commercialization committee comprised of Messrs. Alan Chan, Johann Tergesen and Richard O’C. Whittall. Mr. Tergesen is the chair of the commercialization committee. The commercialization committee has adopted a written charter to assist committee members in fulfilling their roles. The purpose of the commercialization committee is to provide guidance to management with respect to the commercialization of Burcon’s canola and soy based technologies and to improve communication between management and the Board. Committee members meet regularly to promote open discussions about the Corporation’s current business activities and strategies.

Canola Research Committee

On April 27, 2011, the Board established the canola research committee comprised of Dr. Larry Wang, Dr. Lorne Tyrrell and two Burcon employees. Dr. Wang is the chair of the canola research committee. The primary mandate of the canola research committee will be to investigate and identify biomedical research that can be conducted to determine whether there are any health benefits from canola protein consumption, including, without limitation, the effects of canola protein consumption on reducing certain metabolic diseases. Committee members have met to discuss possible research initiatives and communicate regularly on an informal basis.

Assessment

The Board meets at least once per quarter to assess the developments of Burcon’s business and management recommendations. The Board does not currently have a formal process for assessing itself, its committees or its individual directors and whether each is performing effectively. However, directors are encouraged to have open discussions at Board meetings or to communicate directly with the Board’s Chairman or lead director. During the coming fiscal year, the corporate governance committee intends to review the board assessment process and will endeavour to develop procedures and processes for assessing directors.

Objectives for the year ending March 31, 2012

During the fiscal year, the Board developed and implemented certain ways to enhance its corporate governance practices to be in line with the guidelines set out in NP 58-201. As previously noted, the Board believes that at this stage of the Corporation’s development, some of the guidelines may not be suitable for Burcon. However, in the coming year, the Board will continue to review the guidelines and address additional ways in which the Corporation can further improve its corporate governance practices.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this Management Proxy Circular as Schedule “D”.

Composition of the Audit Committee

The audit committee of Burcon is comprised of Lorne Tyrrell, Lawrence Wang and Richard O’C. Whittall. All members of the audit committee are financially literate. Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. Mr. Whittall has over 23 years of experience in the financial sector and serves on the audit committee of other publicly listed companies. Dr. Tyrrell has served on the audit committees of the Institute of Health Economics. He was also the Dean of the Faculty of Medicine and Dentistry of the University of Alberta from 1994 to 2004, during which he was responsible for managing a budget of over $300 million. When Dr. Tyrrell retired from his position, the Faculty reported no debt or deficit. Dr. Wang is the inventor of the Canadian Cold Buster bar and the Access bar, a patented, technology-transferred product based on his 18 years of research on energy and fat metabolism. This “fat-conversion activity bar” is currently being marketed in the US, Canada, Australia, New Zealand, Taiwan, Hong Kong, Korea and the United Kingdom. Through these businesses, Dr. Wang has gained experience in reading and understanding financial statements that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All the members of the audit committee are independent.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon’s external auditor were adopted by the board of directors.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was not engaged to provide any non-audit services during the most recently completed financial year.

External Auditor Service Fees

Fees billed by PricewaterhouseCoopers LLP ("PwC") to Burcon for audit services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the	Fees billed by auditor for the
	fiscal year ended March 31,	fiscal year ended March 31,
	2011	2010
Audit Fees[1]	$38,000	$35,000
Audit-Related Fees[2]	Nil	$57,250
Tax Fees[3]	Nil	Nil
All Other Fees[4]	Nil	Nil
Total	$38,000	$92,250

Notes:

(1)

"Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year. Of the total Audit Fees paid, $6,000 (2010-$6,000) is recoverable from ITC Corporation Limited ("ITC"), a company with an approximate 21% interest in the Company, in connection with reporting to ITC’s auditors for their annual audit.

(2)

"Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are reasonably related to the performance of the audit or review of Burcon’s financial statements and are not reported under "Audit Fees". The $57,250 billed during the fiscal year ended March 31, 2010 were fees related to the June 2009 public offering of 2,942,950 common shares.

(3)	"Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

(4)

"All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Following the listing of the Corporation’s Common Shares on the TSX in June 2009, Burcon established a nominating and compensation committee comprised of the following independent directors: Dr. Lorne Tyrrell, Dr. Lawrence Wang and Mr. Richard O’C. Whittall. See “Biographies of Directors”. The purpose of the nominating and compensation committee is to carry out the Board’s overall responsibility to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

The nominating and compensation committee makes recommendations to the Board with respect to executive compensation. During the year, the nominating and compensation committee held six meetings to review executive compensation. As a result of the compensation committee’s efforts, Burcon entered into written employment contracts with three officers of the Corporation. Burcon does not have a formal executive compensation program and relies on the recommendations of the nominating and compensation committee and Board discussion to determine executive compensation. In determining compensation of executives, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon’s shareholders are aligned.

Burcon’s main objectives during fiscal 2011 were to further the development and commercialization of its canola and soy products. In addition, Burcon continued to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthened and expanded its intellectual property portfolio.

During the fiscal year, Burcon achieved key business goals and objectives. In August 2010, Burcon received a no-objection letter from the US Food and Drug Administration (the “FDA”) for Puratein® canola protein isolate and Supertein™ canola protein isolate. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ canola protein isolates are generally recognized as safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars. In March 2011, Burcon entered into a license and production agreement with Archer Daniels Midland Company for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon’s CLARISOY® soy protein technology.

There are two major elements to Burcon’s executive compensation. They are:

  Base Salary; and

  Incentive Stock Option Plan.

The Board believes that these two elements of compensation are appropriate to compensate Burcon’s executives in light of the Corporation’s stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with Burcon’s strategic goals and objectives and the Corporation’s overall compensation objectives. In the coming year, the nominating and compensation committee will continue to review the Corporation’s compensation practices.

Base Salary

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer and Johann F. Tergesen, President and Chief Operating Officer are the "Named Executive Officers" of Burcon. Dr. Allan Yap does not receive cash compensation for his role as Burcon’s Chief Executive Officer. Dr. Yap is responsible for the overall strategic management of Burcon and is compensated in the form of stock options granted under Burcon’s share option plan. Under the direction of Dr. Yap, the duties relating to Burcon’s day-to-day operations have been delegated to Burcon’s President and Chief Operating Officer, Mr. Johann F. Tergesen. In March 2011, Burcon entered into an employment agreement with Ms. Jade Cheng, Burcon’s Chief Financial Officer. See “Employment Contracts with Named Executive Officers”. Prior thereto, Ms. Cheng had been providing services to Burcon pursuant to a management services agreement between Burcon and Burcon Group Limited. See "Management Contracts". In June 2011, Burcon entered into a written employment agreement with Mr. Johann F. Tergesen. Burcon does not currently have a formal program for compensation review. See “Employment Contracts with Named Executive Officers”.

Incentive Stock Options

At Burcon’s annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the “Plan”) under which directors, officers, employees and consultants of Burcon may be granted options to acquire Common Shares of Burcon. The Option Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Option Plan.

The principal purpose of the Plan is to encourage equity participation in Burcon by its employees, directors, officers and consultants. Under the Plan, the total number of Common Shares which can be issued is 4,471,676, representing 14.92% of our issued and outstanding capital. As at the date of this Management Proxy Circular, a total of 2,555,277 options have been exercised and 1,875,354 stock options are outstanding under the Plan representing 6.3% of our issued and outstanding capital. Of the total options outstanding, 1,537,500 options are granted to insiders representing 5.1% of our outstanding capital. Currently, 41,045 options are available for grant under the Plan. Further details about the terms of the Plan are provided in the sections “Amendments to the 2001 Share Option Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the nominating and compensation committee. The Board reviews the nominating and compensation committee’s recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board takes into account previous grants to the grantees.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Burcon NutraScience on an investment of $100 compared to the S&P/TSX composite index.

	2006	2007	2008	2009	2010	2011
Burcon NutraScience	100.00	108.40	327.60	200.00	379.60	393.60
S&P/TSX Composite	100.00	108.71	110.23	72.01	99.40	116.56

Burcon’s total shareholder return increased 293.6% over the last five years. Burcon’s share price increased by 8.4% between 2006 and 2007, consistent with the S&P/TSX composite index. Share price increased significantly by 202% between 2007 and 2008. The decline in 2008 is consistent with that of the broader market decline as shown in the S&P/TSX composite index. Burcon’s shares dropped 38.95% while S&P/TSX composite index declined 34.68%. However, Burcon recovered and its share price rose 89.8% between 2009 and 2010 and followed by a 3.7% increase in 2011.

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its Named Executive Officers (as defined hereinafter) for the period ended March 31, 2011 or for any prior fiscal periods. The trading price of the Corporation’s Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon. These include market perception of the Corporation’s ability to achieve business goals, trading volume in the Corporation’s Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon’s shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer and Johann F. Tergesen, President and Chief Operating Officer are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation. The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon’s three most recently completed financial years ended March 31, 2011, March 31, 2010 and March 31, 2009.

SUMMARY COMPENSATION TABLE
Name and	Year	Salary	Share-	Option-	Non-equity incentive		Pension	All other	Total
Principal		($)	based	based	plan compensation		value	compen-	Compen-
Position			awards	awards				sation	sation
			($)	($)	($)		($)	($)	($)
					Annual	Long
					incentive	term
					plans	incentive
						plans
Allan Yap Chief Executive Officer and Chairman of the Board	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	1,215,783	Nil	Nil	Nil	Nil	1,215,783
	2009	Nil	Nil	76,441	Nil	Nil	Nil	Nil	76,441
Jade Cheng Chief Financial Officer	2011	148,738(1)(2)	Nil	Nil	Nil	Nil	Nil	Nil	148,738
	2010	89,576(1)	Nil	835,851	Nil	Nil	Nil	Nil	925,427
	2009	66,564(1)	Nil	129,949	Nil	Nil	Nil	Nil	196,513
Johann F. Tergesen President and Chief Operating Officer	2011	195,000	Nil	Nil	Nil	Nil	Nil	Nil	195,000
	2010	195,000	Nil	979,831	Nil	Nil	Nil	Nil	1,174,831
	2009	195,000	Nil	198,746	Nil	Nil	Nil	Nil	393,746

Notes:

(1)

These amounts were paid to Burcon Group Limited. The services of Ms. Cheng are contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts". For the year ended March 31, 2011, the amount paid to Burcon Group Limited was $82,488.

(2)

On March 1, 2011, Ms. Cheng entered into an employment agreement with the Corporation. The Board agreed to apply Ms. Cheng’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary amount and salary paid from March 1 to 31, 2011 totalled to $66,250.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2011.

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or units	payout value
	underlying	Price	mm/dd/yyyy	in-the-	of shares that	of share-based
	unexercised	($)		money	have not	awards that
	options			options(1)	vested	have not
	(#)			($)	(#)	vested
						($)
Allan Yap Chief Executive Officer and Chairman of the Board	20,000	3.30	09/12/2012(2)	130,800	Nil	Nil
	25,000	5.67	12/05/2013(3)	104,250
	160,000	9.60	12/17/2019(4)	38,400
Jade Cheng Chief Financial Officer	20,000	2.85	05/24/2011(5)	139,800	Nil	Nil
	40,000	3.30	09/12/2012(2)	261,600
	42,500	5.67	12/05/2013(3)	177,225
	110,000	9.60	12/17/2019(4)	26,400
Johann F. Tergesen President and Chief Operating Officer	80,000	3.30	09/12/2012(2)	523,200	Nil	Nil
	65,000	5.67	12/05/2013(3)	271,050
	125,000	9.60	12/17/2019(4)	30,000

Notes:

(1)	Based on the March 31, 2011 closing price of $9.84 per share on the TSX.

(2)	These options vested as to 1/3 on each of December 1, 2007, August 1, 2008 and April 1, 2009.

(3)	These options vested as to 1/3 on each of December 5, 2008, August 5, 2009 and April 5, 2010.

(4)	These options vested as to 1/3 on each of August 17, 2010 and April 17, 2011. The remaining 1/3 will vest on December 17, 2011.

(5)	These options vested as to 1/3 on each of January 24, 2007, September 24, 2007 and May 24, 2008.

Value Vested or Earned during Fiscal Year Ended March 31, 2011

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2011.

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the	vested during the year	compensation – Value
	year		earned during the year
	($)	($)	($)
Allan Yap	32,332	Nil	Nil
Jade Cheng	54,968	Nil	Nil
Johann F. Tergesen	84,068	Nil	Nil

Employment Contracts with Named Executive Officers

There is no employment contract between Burcon or its subsidiary and Allan Yap. There is no compensatory plan or arrangement with respect to Dr. Allan Yap resulting from the resignation, retirement or any other termination of employment of Dr. Yap, from a change of control of Burcon or its subsidiary, or from a change of his responsibilities following a change of control.

Burcon has entered into employment agreements with each of the Named Executive Officers below:

Johann F. Tergesen

Mr. Tergesen is the Corporation’s President and Chief Operating Officer and has been an employee of Burcon since September 1, 2001. However, no written employment agreement had been entered into between Burcon and Mr. Tergesen. On June 21, 2011, the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment. Under the terms of Mr. Tergesen’s employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation’s incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Mr. Tergesen’s employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen. The retroactive salary component of $90,000 was paid to Mr. Tergesen in June, 2011. Total compensation paid to Mr. Tergesen during fiscal 2011, 2010 and 2009 is disclosed in the Summary Compensation Table.

Mr. Tergesen’s employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months’ notice in writing to the Corporation. In the event that the Corporation terminates Mr. Tergesen’s employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months’ salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the “Notice Period”), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation’s applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a “Service Provider” as that term is defined in the Corporation’s share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement. If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month’s salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months’ salary. Pursuant to the Corporation’s 2001 Share Option Plan, a change of control is an “Accelerated Vesting Event”. If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated

Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

Jade Cheng

Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Cheng had been providing her services as the Corporation’s Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited. See “Management Contracts”. The terms of Ms. Cheng’s employment agreement are similar to Mr. Tergesen’s. Under the terms of Ms. Cheng’s employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation’s incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Cheng’s employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng’s salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011. Total compensation paid to Ms. Cheng during fiscal 2011, 2010 and 2009 is disclosed in the Summary Compensation Table.

Ms. Cheng’s employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months’ notice in writing to the Corporation. In the event that the Corporation terminates Ms. Cheng’s employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months’ salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the “Notice Period”), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation’s applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a “Service Provider” as that term is defined in the Corporation’s share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month’s salary. Pursuant to the Corporation’s 2001 Share Option Plan, a change of control is an “Accelerated Vesting Event”. If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated

Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2011 either without cause or upon change of control of the Corporation.

Name	Termination Other than	Continued Benefits	Termination Upon Change of Control
for Cause
Allan Yap	Nil	Nil	Nil
Jade Cheng	$247,500	$6,580	$247,500
Johann Tergesen	See Note 1	See Note 1	See Note 1

Note:

(1)

As at March 31, 2011, Mr. Tergesen did not have a written employment agreement with the Corporation. Any payments on termination as at March 31, 2011 would be determined in accordance with applicable law.

Compensation of Directors

Director Compensation

Burcon does not have a formal compensation program for its directors. Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For the financial year ended March 31, 2011, Burcon paid $48,125 in Annual Retainer fees and an aggregate of $56,250 to non-management directors for attendance at committee and Board meetings. During the year ended March 31, 2011, the non-management directors of Burcon included Mr. Alan Chan, Ms. Rosanna Chau, Mr. Stuart MacGregor, Dr. David Lorne John Tyrrell, Dr. Lawrence Wang, Mr. Paul Westdal and Mr. Richard O’C. Whittall. Ms. Dorothy Law was compensated by Burcon for services during the most recently completed financial year as more particularly disclosed under the heading "Management Contracts".

Director Compensation Table

During the most recently completed fiscal year, each director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned(1)(2)	based	based	incentive plan	value	compen-	compen-
		awards	awards	compensation		sation	sation
	($)	($)	($)	($)	($)	($)	($)
Alan Chan(3)	13,625	Nil	428,547	Nil	Nil	Nil	442,172
Rosanna Chau	11,250	Nil	Nil	Nil	Nil	Nil	11,250
Dorothy Law	Nil	Nil	Nil	Nil	Nil	99,017(4)	99,017
Stuart MacGregor(5)	6,000	Nil	Nil	Nil	Nil	Nil	6,000
David Lorne John Tyrrell	16,500	Nil	Nil	Nil	Nil	Nil	16,500

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned(1)(2)	based	based	incentive plan	value	compen-	compen-
		awards	awards	compensation		sation	sation
	($)	($)	($)	($)	($)	($)	($)
Lawrence Wang	21,750	Nil	274,202	Nil	Nil	Nil	295,952
Paul Westdal	13,500	Nil	Nil	Nil	Nil	Nil	13,500
Richard O'C. Whittall	21,750	Nil	171,376	Nil	Nil	Nil	193,126

Notes:

(1)	Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.

(2)	Each non-management director is paid an annual retainer of $7,500. See "Director Compensation" above.

(3)	Mr. Alan Chan was appointed as a director of Burcon on April 20, 2010.

(4)

Ms. Law resigned as a director of Burcon on April 20, 2010. Ms. Law is Senior Vice-President, Legal and Corporate Secretary of Burcon. $58,100 of this amount was paid to Burcon Group Limited. The services of Ms. Law were contracted through Burcon Group Limited pursuant to a management services agreement. Effective March 1, 2011, Ms. Law became an employee of Burcon pursuant to an employment agreement between Burcon and Ms. Law. $40,917 of this amount was paid to Ms. Law as retroactive salary (retroactive to May 2010) and salary from March 1 to 31, 2011 pursuant to the employment agreement. See "Management Contracts".

(5)	Mr. MacGregor was a director of Burcon until September 9, 2010.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each director, all of the option-based and share-based grants and awards outstanding on March 31, 2011.

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise Prince	Expiration	unexercised in-	shares or units	payout value
	underlying	($)	Date	the-money	of shares that	of share-based
	unexercised		mm/dd/yyyy	options(1)	have not	awards that
	options				vested	have not
	(#)				(#)	vested
						($)
Alan Chan	40,000	8.65	04/20/2020(2)	47,600	Nil	Nil
	25,000	8.65	04/20/2020(3)	29,750
Rosanna Chau	20,000	3.30	09/12/2012(4)	130,800	Nil	Nil
	12,500	5.67	12/05/2013(5)	52,125
	20,000	9.60	12/17/2019(6)	4,800
Dorothy Law	20,000	2.85	05/24/2011(7)	139,800	Nil	Nil
	40,000	3.30	09/12/2012(4)	261,600
	42,500	5.67	12/05/2013(8)	177,225
	110,000	9.60	12/17/2019(9)	26,400
David Lorne John Tyrrell	40,000	9.60	12/17/2019(6)	9,600	Nil	Nil
Lawrence Wang	20,000	9.60	12/17/2019(6)	4,800	Nil	Nil
	40,000	8.96	04/14/2020(10)	35,200
Paul Westdal	20,000	3.30	09/12/2012(4)	130,800	Nil	Nil
	12,500	5.67	12/05/2013(5)	52,125
	20,000	9.60	12/17/2019(6)	4,800
Richard O'C. Whittall	70,000	2.85	05/24/2011(7)	489,300	Nil	Nil
	20,000	3.30	09/12/2012(4)	130,800
	12,500	5.67	12/05/2013(5)	52,125
	20,000	9.60	12/17/2019(6)	4,800
	25,000	8.96	04/14/2020(11)	22,000

Notes:

(1)	Based on the March 31, 2011 closing price of $9.84 per share on the TSX.

(2)	These options all vested on April 20, 2010.

(3)	These options vested as to 1/3 on April 20, 2011. They will vest as to 1/3 on each of April 20, 2012 and April 20, 2013.

(4)	These options vested as to 1/3 on each of December 1, 2007, August 1, 2008 and April 1, 2009.

(5)	These options all vested on December 5, 2008.

(6)	These options all vested on December 17, 2009.

(7)	These options vested as to 1/3 on each of January 24, 2007, September 24, 2007 and May 24, 2008.

(8)	These options vested as to 1/3 on each of December 5, 2008, August 5, 2009 and April 5, 2010.

(9)	These options vested as to 1/3 on each of August 17, 2010, April 17, 2011. The remaining 1/3 will vest on December 17, 2011.

(10)	These options all vested on April 14, 2010.

(11)	These options vested as to 1/3 on April 14, 2011. They will vest as 1/3 on each of April 14, 2012 and April 14, 2013.

Value Vested or Earned during Fiscal Year Ended March 31, 2011

The following table sets forth, for each director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2011.

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the	vested during the year	compensation – Value
	year		earned during the year
	($)	($)	($)
Alan Chan	14,000	Nil	Nil
Rosanna Chau	Nil	Nil	Nil
Dorothy Law	54,968	Nil	Nil
David Lorne John Tyrrell	Nil	Nil	Nil
Lawrence Wang	5,600	Nil	Nil
Paul Westdal	Nil	Nil	Nil
Richard O'C. Whittall	Nil	Nil	Nil

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

To the knowledge of Burcon's management, no insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2011, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Management Contracts

Burcon has a management services agreement with Burcon Group Limited at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 pursuant to which Burcon Group Limited provides secretarial, administrative, legal and accounting services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. The Corporation and Burcon Group Limited have also entered into a commercial lease and equipment lease pursuant to which office space and the use of office equipment, respectively, are leased to Burcon by Burcon Group Limited. Burcon Group Limited charged Burcon an aggregate of $206,340 (plus HST or GST, as applicable) for these services, office space and equipment rental for the year ended March 31, 2011. The persons responsible for performing management functions for Burcon on behalf of Burcon Group Limited are Jade Cheng and Dorothy Law of Vancouver, British Columbia and certain other employees of Burcon Group Limited. The directors of Burcon Group Limited are Jade Cheng and Dorothy Law. The sole shareholder of Burcon Group Limited is 16329 Yukon Inc., a company whose registered office is located at the offices of MacDonald & Co., Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. 16329 Yukon Inc. is an indirect wholly-owned subsidiary of ITC Corporation Limited.

On March 1, 2011, Ms. Cheng and Ms. Law entered into employment agreements with the Corporation and act as Chief Financial Officer and Senior Vice-President, Legal and Corporate Secretary, respectively, for the Corporation. As a result, they will no longer provide services to the Corporation under the management services agreement. Certain employees of Burcon Group Limited continue to provide secretarial and administrative services to Burcon and Burcon NutraScience (MB) Corp. under the management services agreement.

Conflicts of Interest

There may be potential conflicts of interest to which some of the directors and officers of Burcon will be subject to in connection with Burcon’s operations. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (Yukon).

Insurance

Burcon maintains directors’ and officers’ liability insurance. The amount of the premium for this insurance is $25,950 for the period from November 19, 2010 to November 19, 2011. The premium is not segregated as to directors and officers. The limits of insurance are $5,000,000 per occurrence and $5,000,000 in the aggregate for any year. A deductible is applicable in connection with a claim under the insurance unless the claim against the directors and officers relates to a matter that is not indemnifiable by Burcon.

Additional information relating to Burcon can be found on the SEDAR website at www.sedar.com. Shareholders may obtain copies of Burcon’s financial statements and management’s discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary. Financial information is provided in Burcon’s comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of Burcon.

DATED at Vancouver, British Columbia, as of the 20th day of July, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

Schedule "A"

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED 2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001

and Amended
on September 17, 2003, September 14, 2004, September 5, 2007, September 3, 2009
and •, 2011

- A -

TABLE OF CONTENTS

PART 1
DEFINITIONS AND INTERPRETATION
1.1	Definitions	1

PART 2
SHARE OPTION PLAN
2.1	Maximum Plan Shares	5
2.2	Eligibility	5
2.3	Option Commitment	5
2.4	Powers of the Board	5
2.5	Limitations on Issue	7

PART 3
TERMS AND CONDITIONS OF OPTIONS
3.1	Option Exercise Price	7
3.2	Term of Option and Blackout Extension	7
3.3	Accelerated Vesting Event	7
3.4	Optionee Ceasing to be Director, Employee or Service Provider	8
3.5	Non Assignable	8
3.6	Adjustment of the Number of Optioned Shares	8

PART 4
COMMITMENT AND EXERCISE PROCEDURES
4.1	Option Commitment	10
4.2	Manner of Exercise	10
4.3	Delivery of Certificate and Hold Period	10
4.4	Withholding Tax	10
4.5	Conditions	11

PART 5
GENERAL
5.1	No Rights as Shareholder	12
5.2	No Fettering of Directors' Discretion	12
5.3	Employment and Services	12
5.4	No Representation or Warranty	12
5.5	Applicable Law	13
5.6	Interpretation	13
5.7	Suspension, Amendment or Termination of Plan	13
5.8	Limitations	14
5.9	Powers of Board Survive Termination	14

Schedule “A”

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED

2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001 and

Amended on September 17, 2003, September 14, 2004, September 5, 2007, September 3, 2009 and •, 2011

PART 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan

Accelerated Vesting Event means the occurrence of any one of:

(a)
a take-over bid as defined in the Securities Act (British Columbia) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)) or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

(b)
the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of Burcon at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

(c)	the sale, lease, exchange or other disposition of all or substantially all of Burcon's assets, or

(d)
an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving Burcon that results in the securityholders of the parties to the Business Combination other than Burcon owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of Burcon or any committee thereof duly empowered or authorized to grant options under this Plan;

Burcon means Burcon NutraScience Corporation and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Business Day means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

Common Shares means common shares without par value in the capital of Burcon providing such class is listed on the TSX;

Consultant means an individual (or a company wholly-owned by individuals) who:

(a)	provides ongoing consulting, managerial, technical, professional or like services to Burcon under a written contract other than services provided in relation to a distribution;

(b)	possesses technical, business or management expertise of value to Burcon;

(c)	spends a significant amount of time and attention on the business and affairs of Burcon; and

(d)	has a relationship with Burcon that enables the individual to be knowledgeable about the business and affairs of Burcon;

Convertible Securities means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

Directors means the directors of Burcon from time to time elected or appointed;

Disinterested Shareholders' Approval means approval by a majority of the votes cast by all Burcon's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers who are insiders;

Effective Date for an Option means the date of grant thereof by the Board whether or not the grant is subject to any Regulatory Approval;

Employee means:

(a)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)
an individual who works full-time for Burcon providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of Burcon, but for whom income tax deductions are not made at source; or

(c)
an individual who works for Burcon on a continuing and regular basis for a minimum amount of time per week (the number of hours having been disclosed to the TSX) providing services normally provided by an employee and who is subject to the same control and direction by Burcon over the details and methods of work as an employee of Burcon, but for whom income tax deductions need not be made at source;

Expiry Date means the day on which an Option expires as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Listed Shares means the number of Common Shares of Burcon that have been accepted for listing on the TSX but excluding dilutive Convertible Securities not yet converted into Listed Shares;

Management Company Employee means an individual employed by another individual or a corporation providing management services to Burcon which are required for the ongoing successful operation of the business enterprise of Burcon, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

Market Price means the price per Burcon’s Common Share traded on the TSX as at closing on the last trading day before the date that the Option is granted;

Officer means a duly appointed officer of Burcon;

Option means the right to purchase Common Shares granted hereunder to a Service Provider;

Option Commitment means the notice of grant of an Option delivered by Burcon hereunder to a Service Provider and substantially in the form of Schedule A hereto;

Option Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Optionee means a Service Provider to whom an Option is granted by Burcon under the Plan;

Optioned Shares means the Common Shares issuable pursuant to an exercise of Options;

Participant means a Service Provider that is an Optionee;

Plan means this amended and restated share option plan, the terms of which are set out herein or as may be amended;

Plan Shares means the total number of Common Shares reserved for issuance as Optioned Shares under the Plan as provided in §2.1;

Regulatory Approval means the approval of the TSX and any other securities regulatory agency that may have lawful jurisdiction over any Options to a particular Optionee;

Retired means

(a)	with respect to an Officer or Employee, the retirement of the Officer or Employee within the meaning of the Canada Pension Plan, after attainment of age 65, and

(b)	with respect to a Director, cessation of office as a Director, other than by reason of death, after attainment of age 70;

Securities Act means the Securities Act, R.S.B.C. 1996, [c. 418], as amended from time to time;

Service Provider means an individual who is a Director, Officer, Employee, Management Company Employee or Consultant, but also includes a company, of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

Totally Disabled, with respect to an Employee or Officer, means that, solely because of disease or injury the Employee or Officer is deemed by a qualified physician selected by Burcon to be unable to work at any occupation which the Employee or Officer is reasonably qualified to perform and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician selected by Burcon to be unable to carry out his or her responsibilities on the Board;

TSX Company Manual means the rules and policies of the TSX as amended from time to time; and

TSX means the Toronto Stock Exchange and any successor thereto.

PART 2
SHARE OPTION PLAN

2.1	Maximum Plan Shares

The aggregate number of Optioned Shares reserved for issuance under this Plan, shall not exceed 10% of the Common Shares then issued and outstanding (on a non-diluted basis). For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the number of Optioned Shares available under this Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of Options granted under this Plan will make additional Optioned Shares available under this Plan.

Any Options issued as at the date hereof shall be counted towards the 10% maximum under this Plan.

2.2	Eligibility

Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board.

2.3	Option Commitment

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

2.4	Powers of the Board

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Common Shares for issuance in connection with Options granted under the Plan;

(b)	grant Options hereunder;

(c)	delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do;

(d)
interpret and construe this Plan and any Option Commitment and to determine all questions arising out of this Plan and any Option Commitment, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(e)	determine to which Service Provider Options are granted and to grant Options;

(f)	determine the number of Optioned Shares covered by each Option;

(g)	determine the Option Exercise Price for each Option;

(h)	determine the time or times when Options will be granted, vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(i)
determine if the Optioned Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Optioned Shares acquired on the exercise of any Option to the effect that such Optioned Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada or any other country and if any rights or restrictions exist they will be described in the applicable Option Commitment;

(j)	determine the expiration date for each Option;

(k)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(l)	enter into an Option Commitment evidencing each Option which will incorporate such terms as the Board in its discretion deems consistent with this Plan;

(m)
take such steps and require such documentation from Service Providers which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the TSX and all applicable laws;

(n)
adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada and other countries in which Burcon or its Affiliates may operate to ensure the viability and maximization of the benefits from the Options granted to Optionees residing in such countries and to meet the objectives of this Plan; and

(o)	determine such other matters as provided for herein.

2.5	Limitations on Issue

Subject to the other provisions hereof, the following restrictions on issuances of Options are applicable under the Plan:

(a)

unless Disinterested Shareholders' Approval has been obtained, insiders cannot be granted awards under this or any other security based compensation plan to purchase more than 10% of the issued and outstanding Listed Shares within any 12 month period;

(b)

unless Disinterested Shareholders' Approval has been obtained, the aggregate number of outstanding awards granted under this or any other security based compensation plan to insiders may not exceed 10% of the issued and outstanding Listed Shares at any time; and

(c)	the number of Optioned Shares granted under the Plan cannot exceed the number of Plan Shares.

PART 3
TERMS AND CONDITIONS OF OPTIONS

3.1	Option Exercise Price

The Option Exercise Price per Optioned Share will be set by the Board at the time the Options are allocated under the Plan, and cannot be less than the Market Price of the Common Shares at the time the Options are granted.

3.2	Term of Option and Blackout Extension

Each Option Commitment shall have the following terms:

(a)	the term of an Option will not exceed 10 years from the Effective Date thereof; and

(b)
notwithstanding any other provision hereof, if the Expiry Date of any vested Option held by an Optionee falls during or within nine Business Days following the end of a black-out period or other trading restriction imposed by Burcon, then the Expiry Date of such Option shall be automatically extended to the date that is ten (10) Business Days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed. Notwithstanding any provision of this Plan, the ten Business Day period referred to in this §3.2(b) may not be extended by the Board.

3.3	Accelerated Vesting Event

If an Accelerated Vesting Event occurs and TSX approval is obtained, each Option held by an Optionee may be exercised by the Optionee at any time or from time to time on or before the Expiry Date of the Option, provided that with respect to an Option held by an Officer or Employee the Accelerated Vesting Event must have occurred on or before the last day on which the Officer or Employee worked for Burcon.

3.4	Optionee Ceasing to be Director, Employee or Service Provider

No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)
in the case of the death of an Optionee, any vested Option held by him at the date of death shall become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of: (i) one year after the date of death; and (ii) the expiration of the term otherwise applicable to such Option;

(b)
subject to §3.4(c), if an Optionee ceases to be a Service Provider, any vested Option held by such Optionee at the date of ceasing to be a Service Provider, may be exercised until the earlier of: (i) 30 days following the date on which such Optionee ceases to be so employed or to provide services to Burcon; and (ii) the expiration of the term otherwise applicable to such Option; and

(c)
an Option that would otherwise so cease to be exercisable by reason that at the time of cessation ("the particular time") the Optionee has Retired or has become Totally Disabled, may be exercised by the Optionee or, if the Optionee dies after the particular time, by the personal representatives of the Optionee, from time to time no later than the earlier of: (i) the Expiry Date of the Option; and (ii) 90 days after the particular time, as to a total number of shares not exceeding the number of Optioned Shares as to which the Optionee did not exercise the Option before the particular time, including Optioned Shares as to which the Optionee was at the particular time not yet entitled to exercise the Option.

3.5	Non Assignable

Subject to §3.4(a) or §3.4(c), or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan, registered retirement income fund or tax-free savings account, or the equivalent thereof, established by or for the Optionee or under which the Optionee is the beneficiary, all Options shall be exercisable only by the Optionee to whom they are granted and shall not be assignable or transferable.

3.6	Adjustment of the Number of Optioned Shares

The number of Common Shares subject to an Option will be subject to adjustment in the events and in the following manner:

(a)	in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a greater number of

Common Shares, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)
in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a lesser number of Common Shares, Burcon will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)
in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)
in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of Burcon, a consolidation, merger or amalgamation of Burcon with or into any other company or a sale of the property of Burcon as or substantially as an entirety at any time while an Option is outstanding, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of Burcon for the purposes of this §3.6(d);

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment provided for in this Section are cumulative;

(f)
Burcon will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.6(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by Burcon; and

(g)
if any questions arise at any time with respect to the Option Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.6, such questions will be conclusively determined by Burcon's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of Burcon's principal executive office) that Burcon may designate and who will have access to all appropriate records and such determination will be binding upon Burcon and all Optionees.

PART 4
COMMITMENT AND EXERCISE PROCEDURES

4.1	Option Commitment

Upon grant of an Option hereunder, the secretary or other authorized officer of Burcon will deliver to the Optionee an Option Commitment detailing the terms of his or her Option and upon such delivery the Service Provider will be a Participant in the Plan and have the right to purchase the Optioned Shares at the Option Exercise Price set out therein subject to the terms and conditions hereof.

4.2	Manner of Exercise

An Optionee who wishes to exercise his Option may do so by delivering

(a)	a written notice to Burcon specifying the number of Optioned Shares being acquired pursuant to the Option;

(b)	wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price for the Optioned Shares being acquired; and

(c)	if required by Burcon, the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable law.

4.3	Delivery of Certificate and Hold Period

Not later than five days after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, Burcon will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. The certificate issued will bear a legend stipulating that the Optioned Shares are subject to a four month hold period from the date of the Option Commitment or such longer term if required by applicable law.

4.4	Withholding Tax

(a)
Burcon may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of Options or other participation in this Plan ("Withholding Obligations"). Burcon shall have the right, in its discretion, to satisfy any Withholding Obligations by:

(i)	selling or causing to be sold, on behalf of any Participant, such number of Optioned Shares issued to the Participant on the exercise of Options as is sufficient to fund the Withholding Obligations;

(ii)
retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Participant by Burcon, whether under this Plan or otherwise;

(iii)
requiring the Participant, as a condition of exercise under §4.2 to (i) remit the amount of any such Withholding Obligations to Burcon in advance; (ii) reimburse Burcon for any such Withholding Obligations; or (iii) cause a broker who sells Optioned Shares acquired by the Participant on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to Burcon; and/or

(iv)	making such other arrangements as Burcon may reasonably require.

(b)
The sale of Optioned Shares by Burcon, or by a broker engaged by Burcon (the "Broker"), under clause (a) above will be made on the exchange on which the Common Shares are then listed for trading. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Optioned Shares on his or her behalf and acknowledges and agrees that: (i) the number of Optioned Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Optioned Shares, the Company or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of any sale of such Optioned Shares including any loss relating to the pricing, manner or timing of such sales or any delay in transferring any Optioned Shares to a Participant or otherwise. The Participant further acknowledges that the sale price of Optioned Shares will fluctuate with the market price of Burcon’s Common Shares and no assurance can be given that any particular price will be received upon any sale.

4.5	Conditions

Notwithstanding any of the provisions contained in this Plan or in any Option Commitment, the Company's obligation to issue Optioned Shares to a Participant pursuant to the exercise of an Option will be subject to, if applicable:

(a)	completion of such registration or other qualification of such Optioned Shares or obtaining approval of such governmental authority as Burcon will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Optioned Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(c)	compliance with all applicable laws, and all rules and requirements of any stock exchange upon which the Common Shares of Burcon may be listed.

The Participant agrees to fully cooperate with Burcon in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by Burcon with such laws, rules and requirements, including all tax withholding and remittance obligations.

PART 5
GENERAL

5.1	No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Optionee any rights as a shareholder of Burcon with respect to any Optioned Shares reserved for the purpose of any Option.

5.2	No Fettering of Directors' Discretion

Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

5.3	Employment and Services

Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with Burcon, or interfere in any way with the right of Burcon to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

5.4	No Representation or Warranty

Burcon makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not Burcon.

5.5	Applicable Law

The Plan and any Option or Option Commitment granted will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.6	Interpretation

References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

5.7	Suspension, Amendment or Termination of Plan

The Board will have the right at any time to suspend or terminate this Plan and, subject to §5.8, may:

(a)	with approval of shareholders of Burcon by ordinary resolution make any amendment to any Option Commitment, Option or the Plan; and

(b)
without approval of shareholders of Burcon make any amendments (other than those amendments specified in §5.8 which require shareholder approval or any amendment to §5.7 and §5.8) to the Plan, any Option or any Option Commitment, including without limitation the following amendments:

(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(ii)	amendments to reflect any requirements of any regulatory authorities to which Burcon is subject, including the TSX;

(iii)	amendments to vesting provisions contained in any Option Commitment, Options or the Plan;

(iv)	amendments to the expiry of Options that do not entail an extension past the original date of expiration; and

(v)
amendments which provide a cashless exercise feature to an Option or the Plan that provides for the full deduction of the number of underlying Optioned Shares from the total number of Optioned Shares reserved pursuant to the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which Burcon is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Option Commitment.

5.8	Limitations

In exercising its rights pursuant to §5.7, the Board will not have the right to:

(a)
reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option, without the prior approval of shareholders, except as permitted pursuant to §3.6; or

(b)
affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any Participant under any Option previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to §3.6; or (c) for the purpose of complying with the requirements of any regulatory authorities to which Burcon is subject, including the TSX).

5.9	Powers of Board Survive Termination

The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this • day of • (the "Effective Date") BURCON NUTRASCIENCE CORPORATION (the "Corporation") has granted to • (the "Service Provider") , an Option to acquire • Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the • day of • (the "Expiry Date") at a Option Exercise Price of Cdn$ • per share.

The grant of the Option evidenced hereby is made on and subject to the vesting provisions and other terms and conditions of the Plan, which are incorporated by reference herein. The number of Optioned Shares will be adjusted if and to the extent required in accordance with §3.6 of the Plan.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with evidence of a wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price, to Burcon. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

Burcon and the Service Provider understand that the Service Provider under the terms and conditions of the Plan is a bonafide Service Provider of Burcon, entitled to receive Options.

BURCON NUTRASCIENCE
CORPORATION
By:
Name: •
Title: •

Schedule "B"

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS’ MANDATE

- B -

Schedule "B"

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the “Board”) of Burcon NutraScience Corporation (the “Corporation”) is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)
to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation’s business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management’s performance;

(f)
require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h)
through the Corporation’s Corporate Governance Committee, develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)

appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.

Schedule “C”

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

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Schedule “C”

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

1.	Purpose and Application

Burcon NutraScience Corporation (the “Corporation”) is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the “Code”) provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries (“representatives”). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

2.	Conflicts of Interest

It is our policy to ensure the Corporation’s best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative’s personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3.	Protection and Use of the Corporation’s Assets and Opportunities

All representatives are responsible for protecting the Corporation’s assets from improper use including fraud, theft and misappropriation. It is the Corporation’s policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation’s assets.

4.	Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation’s proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation’s business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.	Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation’s security holders, customers, suppliers, competitors and employees.

7.	Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public (“inside information”) is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

8.	Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.	Compliance and Waivers

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties. A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

Waivers from the Code will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. Any waivers granted for the benefit of executive officers or directors require approval from the Board of Directors, which should ascertain whether a waiver is appropriate and seek to ensure the waiver is accompanied by appropriate controls designed to protect the Corporation’s interests. All matters of concern, including requests for waivers, shall be a communicated to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Board of Directors may, from time to time, permit departures from the terms of this Code, either prospectively or retrospectively. The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.	Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011. The Board of Directors may amend the Code from time to time.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:

Signature:

Date:

Schedule "D"

BURCON NUTRASCIENCE CORPORATION ("BURCON")

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon’s external auditors, and (4) the performance of Burcon’s internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

Burcon’s independent auditor is ultimately accountable to the Board of Directors and to the audit committee, who, as representatives of Burcon’s shareholders, have the ultimate authority and responsibility to evaluate the external auditor, appoint and replace the external auditor, and to determine the appropriate compensation for the external auditor. In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon’s external auditors, Board of Directors and Burcon management. The responsibilities of a member of the audit committee are in addition to such member’s duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors. Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall be independent directors as defined under the Canadian Securities Administrators' National Instrument 52-110.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the

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issues that can reasonably be expected to be raised by Burcon's financial statements. At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

  reviewing Burcon’s interim and annual financial statements and management’s discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;

  ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;

  establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;

  establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting or auditing matters;

  reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;

  reviewing with management, Burcon’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

  assessing risk areas and policies to manage risk;

  overseeing the work of Burcon’s external auditors engaged for the purpose of preparing or issuing an audit report or related work;

  ensuring Burcon’s external auditors report directly to the audit committee throughout the term of their appointment;

  pre-approving all non-audit services to be provided to Burcon or Burcon’s subsidiaries by Burcon’s external auditor;

  recommending to Burcon’s board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report (or any related work), as well as the compensation to be paid to the external auditor;

  annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;

  reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and

  providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

  meeting with management and the external auditors at least two times per year;

  meeting separately with each of management and the external auditors several times per year as required;

  reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;

  reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and

  discussing Burcon’s compliance with tax and financial reporting rules as issues arise.